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[redacted]

13013915

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-43429

FACING PAGE
Information Required of Brokers and Dealers
Pursuant to Section 17 of the Securities Exchange
Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1411 BROADWAY, 28TH FLOOR
(No. and Street)

NEW YORK	**NEW YORK**	**10018**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

JOSEPH JERKOVICH **(212) 830-5200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KA 3/12

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2012

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Reich & Tang Distributors, Inc.

Statement of Financial Condition
December 31, 2012

OATH OR AFFIRMATION

I, **JOSEPH JERKOVICH** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer
Title

Notary Public

SHERRY ANN KWO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01KW6266985
Qualified In New York County
My Commission Expires August 06, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.
Index
December 31, 2012

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Independent Auditor's Report

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

We have audited the accompanying statement of financial condition of Reich & Tang Distributors, Inc. (the "Company") as of December 31, 2012.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc. at December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2013

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ 4,861,467
Receivables	
Distribution fees	276,058
Due from affiliate (Note 2)	1,048,335
Other assets	49,941
Total assets	$ 6,235,801
Liabilities and Stockholder's Equity	
Distribution assistance payable (Note 2)	$ 1,256,195
Accrued expenses	39,833
Total liabilities	$ 1,296,028
Stockholder's equity	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,649,010
Retained earnings	1,290,762
Total stockholder's equity	$ 4,939,773
Total liabilities and stockholder's equity	$ 6,235,801

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business
Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). RTAM is wholly-owned by Natixis Global Asset Management, L.P. ("NGAM, L.P.") which is wholly-owned by Natixis U.S. Holdings, Inc. ("NUSHI").

NGAM, L.P. is part of Natixis Global Asset Management SA ("NGAM"), an international asset management group based in Paris, France, that is owned by Natixis SA ("Natixis"), a French investment banking and financial services firm. Natixis owns 100% of NUSHI through its 15% direct ownership interest and 85% indirect ownership interest via other wholly-owned affiliates, including Natixis Global Asset Management SA. Natixis is principally owned by Groupe BPCE, a French banking group. The remaining approximately 28% of Natixis is publicly owned, with shares listed on the Euronext exchange in Paris. BPCE is owned by banks comprising two autonomous retail banking networks consisting of the Caisse d'Epargne regional savings banks and the Banque Populaire regional cooperative banks.

The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"). RTD is focused on providing distribution services to investment funds sponsored by RTAM. The Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. The Company did not hold funds or securities for, or owe funds or securities to, any customers. RTAM specializes in the management of money market portfolios for US mutual funds and other pooled investment vehicles that are sold primarily through participating organizations. In addition, RTAM provides discretionary management of short-term fixed income portfolios for institutions.

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America ("GAAP"). A summary of the Company's significant accounting policies follows:

Cash Equivalents
Cash equivalents include investments in registered money market mutual funds managed by RTAM which are valued based on the net asset value of the fund and can be redeemed daily.

Revenue Recognition
Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management and are reflected net of distribution fees waived. The Company may waive distribution fees receivable from money market funds for competitive reasons such as to maintain positive or zero net yields for such money market funds or to meet contractual requirements.

Distribution Assistance
The Company has entered into distribution agreements with various participating organizations. The amounts payable by the Company pursuant to such agreements may be reduced as a result of the Company's decision to waive its distribution fee revenues.

Income Taxes
The Company is included in the consolidated federal income tax return filed by NUSHI. The Company has an agreement with NUSHI whereby RTD will not pay any income tax provision to NUSHI and will not receive any income tax benefit from NUSHI. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and NUSHI.

Consistent with the provisions of GAAP, management evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more likely than not" threshold are recorded as a component of income tax expense in the current period with a corresponding adjustment to a liability for uncertain tax positions.

In addition, GAAP requires management of the Company to analyze all open tax years, fiscal years 2009 to 2012, as defined by IRS statute of limitations for all major jurisdictions, including federal tax authorities and certain state tax authorities. As of and during the year ended December 31, 2012, the Company did not have a liability for unrecognized tax benefits. The Company has no examination in progress and is not aware of any tax positions for which it is reasonably possible that the total tax amounts of unrecognized tax benefits will significantly change in the next twelve months.

Estimates and Assumptions
The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

2. Transactions with Related Parties

The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company.

At December 31, 2012, the Company has a related amount due from RTAM that is reflected as "Due from affiliate" in the accompanying statement of financial condition. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses.

At December 31, 2012, the Company has an investment in money market mutual funds that are managed by RTAM, comprising the entire balance of cash and cash equivalents.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to SEC Rule 15c3-1, the Uniform Net Capital Rule. This rule prohibits a broker-dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2012, the Company had net capital of $3,468,210 which was $3,381,808 in excess of its required net capital of $86,402. The Company's ratio of aggregate indebtedness to net capital was 0.37 to 1.

4. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company may serve as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

5. Additional Valuation Information

Under the provisions of GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. GAAP establishes a hierarchy that prioritizes the inputs to valuation methods giving the highest priority to readily available unadjusted quoted prices in an active market for identical assets (Level 1) and the lowest priority to significant unobservable inputs (Level 3) generally when market prices are not readily available or are unreliable. Based on the valuation inputs, the securities or investments are tiered into one of three levels. Changes in valuation methods may result in transfers in and out of an investment's assigned level:

Level 1 - prices determined using quoted prices in an active market for identical securities.

Level 2 – prices are determined using other significant observable inputs. Observable inputs are inputs that the other market participants may use in pricing a security. These may include quoted prices for similar securities, interest rates, prepayment speeds, credit risk, and others.

Level 3 – prices are determined using significant unobservable inputs. In situations where quoted prices or observable inputs are unavailable (for example, when there is little or no market activity for an investment at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in determining the fair value of the securities or investments and would be based on the best available information.

The following is a summary of the tiered valuation input level, as of the end of the reporting period, December 31, 2012. The level assigned to the securities valuations may not be an indication of the risk or liquidity associated with investing in those securities.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Mutual Funds	$ 4,861,467	$ -	$ -
	$ 4,861,467	$ -	$ -

6. Subsequent Events

Events and transactions from January 1, 2013 through February 28, 2013 have been evaluated by management for subsequent events. Management has determined that there were no material events that would require an adjustment to or additional disclosure in the Company's financial statement through this date.

MIX
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